Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Consolidated Graphics, Inc.

We consent to the use of our reports dated May 28, 2013 with respect to the consolidated balance sheets of Consolidated Graphics, Inc. as of March 31, 2013 and 2012, and the related consolidated income statements, statements of comprehensive income, statements of shareholders’ equity, and statements of cash flows for each of the years in the three-year period ended March 31, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of March 31, 2013, incorporated by reference in the Registration Statement on Form S-4 of R.R. Donnelley & Sons Company and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus that forms a part thereof.

/s/ KPMG LLP

Houston, TX

November 26, 2013